ABN 85 004 820 419 GPO Box 5411, Melbourne Victoria 3001 Australia	Level 12, IBM Centre 60 City Road, Southbank Victoria 3006 Australia	Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

23 December 2011

Mr Ethan Horowitz

Accounting Branch Chief

United States Securities & Exchange Commission

100 F Street, NE

WASHINGTON DC 20549-4628

Dear Mr Horowitz

I acknowledge receipt of your letter of 22 December 2011 to Mr John Bevan, Chief Executive Officer, Alumina Limited.

We require liaison with our joint venture partner, Alcoa lnc, as we prepare our response to certain questions.

Accordingly, I request an amended response time. I plan to provide the requested response with 45 days.

I would appreciate your acknowledgement of this amended response time.

Yours sincerely

/s/ CHRIS THIRIS

CHRIS THIRIS

CHIEF FINANCIAL OFFICER